



True Blue Bakery LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%

Target Raise Amount: $40,000

Offering End Date: April 25, 2023

Repayment Period: 2 years (24 months)

Minimum Raise Amount: $20,000

Company Details:

Name: True Blue Bakery LLC

Founded: February 24, 2020

Address: 324C Main Street
Royersford, PA 19468

Industry: Specialty Snack Bar

Employees: 10

Website: www.truebluebakery.com

Use of Funds Allocation:

If the maximum raise is met:

$38,200 (95.50%) – of the proceeds will go towards second location buildout
$1,800 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 1,420 Followers





Business Metrics:

	FY21	FY22
Total Assets	$71,078	$80,347
Cash & Cash Equivalents	$171	$4,004
Accounts Receivable	$0	$0
Short-term Debt	$788	$4,390
Long-term Debt	$67,410	$112,429
Revenue	$107,103	$291,052
Cost of Goods Sold	$68,082	$83,912
Taxes	$0	$0
Net Income	-$29,973	-$5,198

Recognition:

True Blue Bakery LLC has had expansive growth over the past year and plans to open a second larger location. The second location has about 2.5x the daytime population. They will move production to this location, running it as a production bakery, with a sit down cafe and to-go offerings which will allow them to redesign our current location to a sit down cafe only. In the press, they've been featured on 6ABC's FYI Philly, Philadelphia Magazine, Fox29 Philly, and Montco Today.

About:

True Blue Bakery LLC of Royersford, PA makes the most honest and authentic Australian pies & pastries. They use authentic, traditional, ingredients. Real flour, real butter, real sugar for an honest flavor and unforgettable experience. They also ship 16 flavors nationwide.

For more information, contact our Customer Support Team at support@thesmbx.com

